(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2006

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at September 30, 2006, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is dated as of November 7, 2006.

OVERVIEW

The Company is a discovery stage mineral exploration company with exploration properties in western Turkey, Canada and in Mexico. At November 7, 2006, the Company also owns 47.25% of Aurora Energy Resources Inc. (“Aurora”) a company focused on exploring for uranium in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol AXU. The Company accounts for its investment in Aurora as an equity investment.

At December 31, 2005, the Company owned 56.8% of Aurora and accounted for its investment in Aurora as a joint-venture and therefore proportionately consolidated its results. The ownership change to 47.25% resulted from Aurora completing an initial public offering (“IPO”) of its common shares in March 2006 followed by the exercise of the underwriter’s over-allotment option which raised gross proceeds of $28,750,000, and completion of an additional $30 million bought deal financing and concurrent $10 million private placement in October 2006 and the exercise of options and warrants in Aurora. Aurora has some employees, management and directors in common with the Company. At November 7, 2006, the Company owns 30,947,336 common shares of Aurora with a fair market value of approximately $400,000,000.

During the nine months ended September 30, 2006, the Company focused on 1) exploration activities in the Canada, Turkey, and Mexico, 2) the IPO of Aurora and 3) completion of National Instrument 43-101 compliant resource estimates for the Turkish gold assets and Aurora’s uranium assets in Labrador.

During the second quarter of 2006, the Company received notification from Teck Cominco Limited that its Turkish subsidiary would be exercising its back-in right on both the Agi Dagi and Kirazli properties. Teck Cominco is required to spend a minimum of US$15 million by April 30, 2008 on these properties to earn back a 60% interest (as further discussed below). This decision immediately frees up the Company’s technical staff in Turkey to focus on completing the earn-in on the Biga regional properties. At September 30, 2006, the Company must spend approximately US$817,000 to complete its earn-in requirement on the Biga Property which the Company expects to complete by the end of the first quarter of 2007.

On June 1, 2006, the Company closed a bought deal financing of 6,000,000 common shares of the Company, with a syndicate of underwriters led by National Bank Financial (the “Underwriters”), at a price of $6.40 per share for gross proceeds of $38,400,000. The Underwriters commission amounted to 5.5% of the gross proceeds.

Subsequent to quarter-end, the Company acquired an additional 956,938 common shares of Aurora, on a private placement basis at a price of $10.45 per share.

The Company had a Phase I exploration budget of US$550,000 on the newly optioned San Pedro and Clara properties in Mexico and initiated a 1,500 metre, US$300,000 Phase II program to follow up the initial results. The Company also has an exploration budget of $3,300,000 on its

Yukon properties, called the Wernecke Breccias, while Aurora has a reported exploration budget of $14,500,000 on its Labrador uranium properties.

The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG.

As at November 7, 2006, the Company has on hand cash and marketable securities with a value of approximately $42,300,000.

RESULTS OF OPERATIONS – SEPTEMBER 30, 2006 VS SEPTEMBER 30, 2005

The Company’s net loss before discontinued operations for the three months ended September 30, 2006 was $585,003 or $0.01 per share compared to a net loss of $1,808,660 or $0.04 for the three months ended September 30, 2005. The Company’s net income before discontinued operations for the nine months ended September 30, 2006 was $7,625,713 or $0.14 per share compared to a net loss of $3,331,347 or $0.08 per share for the nine months ended September 30, 2005. Contributing to the period over period differences were the recognition of dilution gains on the Company’s investment in Aurora offset by the Company’s pick up of its percentage of the operating loss for the periods from Aurora, an increase in stock-based compensation expense, wages and benefits costs, accounting and audit, investor relations, promotion and advertising costs, and property investigation costs, offset by a decrease in the amount of write-downs taken on exploration properties.

In March 2006, the Company successfully listed Aurora on the Toronto Stock Exchange. The resulting dilution reduced the Company’s percentage ownership in Aurora from 56.8% to 50.2% . Subsequent to Aurora’s IPO, the Company’s ownership in Aurora decreased to 49.0% as of September 30, 2006 due to the issuance of additional common shares on exercise of the underwriters’ over-allotment option, the exercise of underwriter warrants and the exercise of employee stock options. The Company realized a dilution gain for the quarter ended September 30, 2006 of $603,033 and for the nine months ended September 30, 2006, recognized a dilution gain of $14,264,807. The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the amount the carrying value of the Company’s investment in Aurora. Effective March 22, 2006, the Company began to account for its investment in Aurora through the equity method as it no longer has the unequivocal right to elect the majority of directors of Aurora and there are no other agreements of instruments in existence that would give it that right in the future. For the three and nine month periods ended September 30, 2006, the Company included its share of the loss of Aurora of $1,093,132 and $4,357,749 respectively, the majority of which relates to stock-based compensation expense. Aurora was not incorporated until June 2005 and substantially all of its costs to December 2005 were exploration related and capitalized to its balance sheet. The Company will realize additional dilution gains in the fourth quarter as a result of Aurora’s additional financings completed in October 2006.

Stock-based compensation expense is comprised of the fair value of stock options granted to employees and consultants that vest in the period. Stock-based compensation expense for the nine months ended September 30, 2006 increased to $2,843,447 from $925,557 for the nine months ended September 30, 2005. Stock based compensation expense increased to $267,342 for the three months ended September 30, 2006 from $133,035 for the same period in the prior year. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

Wages and benefits costs increased to $675,781 for the nine months ended September 30, 2006, from $467,324 in the same period in the prior year despite non-exploration salaries charged to and recovered from Aurora in connection with its IPO financing. For the three months ended

September 30, 2006, wages and benefits costs increased to $273,763 from $160,194 for the three months ended September 30, 2005. As the Company shares some personnel and management with Aurora, wages and benefits costs associated with these common personnel and management will be shared going forward. Overall, the number of employees increased over the same period in the prior year.

Investor relations, promotion and advertising expense increased to $636,238 for the nine months ended September 30, 2006 as compared to $609,219 for the nine months ended September 30, 2005. For the three months ended September 30, 2006, investor relations, promotion and advertising expenses decreased to $178,593 from $242,861 for the three months ended September 30, 2005. The slight increase in expense for the nine months ended September 30, 2006 is attributed to additional fees paid to consultants to arrange meetings with potential investors, costs associated with a new website and increased costs associated with news release dissemination.

Property investigation expense increased to $542,027 for the nine months ended September 30, 2006 as compared to $150,965 for the nine months ended September 30, 2005. For the three months ended September 30, 2006, property investigation expense decreased to $60,783 as compared to $81,990 for the three months ended September 30, 2005. The increase in expenditures year over year relates to costs associated with investigating the numerous opportunities presented to the Company for consideration and includes travel costs to visit the properties or companies under consideration and other due diligence costs as required.

Office and general expenses for the nine months ended September 30, 2006 were $189,751 as compared to $160,342 for the same period in the prior year. For the three months ended September 30, 2006, office and general expenses decreased to $30,382 from $58,737 for the same period in the prior year. The increase in costs for the year to date is directly attributed to the move to larger office premises in February 2006, the hiring of additional staff and the opening of an office in Ankara, Turkey in April of 2005. In addition, insurance costs increased as a result of the Company’s Amex listing in June 2005. The decrease in office costs for the quarter ended September 30, 2006 is attributable to an allocation of shared office and overhead costs to Aurora.

Accounting and audit expenses increased to $131,903 for the nine months ended September 30, 2006, as compared to $30,375 for the nine months ended September 30, 2005. For the three months ended September 30, 2006, accounting and audit expenses increased to $76,642 as compared to $3,079 for the three months ended September 30, 2005. The increase in expenditures relates to costs incurred to comply with Sarbanes-Oxley legislation.

Legal fees have decreased to $63,628 for the nine months ended September 30, 2006 from $76,733 for the nine months ended September 30, 2005. For the three months ended September 30, 2006 legal fees increased to $24,330 from $5,124 for the three months ended September 30, 2005. The majority of legal fees incurred for the year to date related to the Company’s financing and were netted against share capital, or were charged to property investigation.

During the first quarter of 2005, the Company formally renounced to shareholders, the tax benefits of $1,100,000 of Canadian exploration expenses pursuant to an agreement from the October 2004 flow-through financing. As a result, the Company recognized the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset a future income tax liability arising when the Canadian exploration expenses were renounced.

A similar entry was made in 2006 to renounce the tax benefits of $4,125,000 of Canadian exploration expenses pursuant to an agreement from the May 2005 flow-through financing. The Company recognized the benefit of previously unrecognized future income tax assets to offset a future income tax liability arising when the Canadian exploration expenses were renounced. The resultant future income tax recovery offset a future income tax expense arising on other timing differences in the Company, primarily the Company’s investment in Aurora.

The Company’s discontinued real estate joint venture incurred $7,842 of warranty repairs during the nine months ended September 30, 2006 as compared to $25,239 of expenses for the same period in the prior year. Warranty costs are incurred as issues are identified. The Company has two years remaining before the warranty period expires but is negotiating with its joint venture partner to determine if it is interested in assuming the Company’s remaining interest in this venture.

Total assets at September 30, 2006 increased to $88,050,677 from $33,802,467 at December 31, 2005, primarily as a result of the bought deal financing which closed in June 2006 and raised gross proceeds of $38,400,000, and the recognition of a dilution gain from the Aurora IPO and the corresponding increase in the investment in Aurora accounted for by the equity method to $16,751,338. At November 7, 2006, the fair market value of the Company’s investment in Aurora was approximately $400,000,000. In addition, for the nine months ended September 30, 2006, the company realized cash inflows from the exercise of warrants and options of $9,753,646 offset by exploration expenditures of $4,639,809 and cash outflows from operations of $1,975,872.

In addition, the Company acquired a marketable security at a cost of $4,019,817 with a fair market value at September 30, 2006 of $4,701,552.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Exploration Projects

Exploration and acquisition expenditures for the nine months ended September 30, 2006 and 2005 totalled $2,237,524 and $5,699,748 in Turkey, $843,936 and $697,652 in Mexico, and $2,326,157 and nil in the Yukon, Canada, respectively.

Turkey

On April 27, May 6 and October 19, 2004, the Company signed three separate Memoranda of Understanding (“MOU’s”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (“TCAM”) to acquire a 100% interest in exploration properties in western Turkey named Agi Dagi, Kirazli and the Biga Property, respectively.

On April 30, 2006, TCAM provided notice to the Company of its intention to earn back a 60% interest in each of the Agi Dagi and Kirazli properties, prior to the Company actually completing its earn-in expenditure requirement as called for under the MOU. As a result, the Company is deemed to immediately have earned a 100% interest in each property. The Company issued to TCAM 175,000 common shares on April 30, 2006, as required under the Agi Dagi and Kirazli MOU’s. On August 24, 2006, an agreement was reached with TCAM to return 90,000 common shares originally issued on April 30, 2006 in satisfaction of a difference of opinion on timing of costs on Agi Dagi. The Company is not required to issue the final 300,000 common shares as originally outlined under the MOU for Agi Dagi and Kirazli because of the TCAM earn-back election.

To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend twice the Company’s expenditures to date of the earn-back notice, over a period of two years, with 50% of this amount required to be spent over the first year. The Company’s expenditures up to the date of the earn-back election were approximately US$5,000,000 on Agi Dagi and US$2,500,000 on Kirazli. The Company will assist TCAM by providing technical support and personnel during the earn-back period.

Upon the Company earning its 100% interest, TCAM was granted a Net Smelter Return Royalty ("NSR") of 1% on the Agi Dagi Project, 2% on the Kirazli Project. The royalty is eliminated if TCAM completes its earn-back.

In consideration of the preliminary ounces outlined on the Agi Dagi and Kirazli Properties by TCAM, the Company will also pay to TCAM, within sixty days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the originally defined resource areas.

TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting its expenditure commitment above.

As at September 30, 2006, the Company needs to incur approximately US$817,000 of additional expenditures before earning a 100% interest in the Biga Property subject to TCAM retaining a 1% net smelter royalty upon the Company earning 100%.

Any time prior to the Company earning its interest, TCAM may elect to earn back a 60% interest by spending, over a three-year period, 3.5 times the Company's accrued expenditure to the date of the election, with a minimum of 50% being spent in year one and may earn back an additional 10% by electing to complete a feasibility study on the project within four years of earning back to 60%.

TCAM may alternatively elect to earn back a 60% interest after the company has completed its earn-in expenditure, by spending US$4,000,000, with 50% or more required to be spent in year one and TCAM must also complete a feasibility study (to bankable standards) within four years of earning back its 60%. TCAM may earn an additional 10% interest (to 70%) in the Biga Property by arranging project financing for the Company's 30% portion of the production capital costs.

The 2006 drilling program commenced March 22, 2006 at Agi Dagi. As of September 30, 2006, a total of 8,857 metres were drilled in 8 complete and 6 ongoing holes. Exploration and acquisition expenditures on Agi Dagi for the period totaled $821,389, including an allocation of stock-based compensation expense of $28,614 and the fair value of common shares issued to TCAM of $71,000.

The Company successfully completed a National Instrument 43-101 compliant resource estimate on Agi Dagi in early 20061. Currently, Agi Dagi comprises two separate resource areas referred to as the Baba Zone and the Deli Zone, which are located three kilometres apart on the same hill. The grade, tonnage and classification of new resource estimates from the Deli and Baba Zones are as follows:

	Indicated					Inferred
	Tonnes	Au	Ag	Au oz	Ag oz	Tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Deli Oxide	1,110	0.83	5.00	30	178	12,350	1.12	7.16	444	2,843
Deli Sulphide	250	1.12	8.46	9	68	4,060	1.06	9.65	138	1,260
Deli Total	1,360	0.90	5.63	39	246	16,410	1.10	7.78	582	4,103
Baba Oxide	6,270	0.86	0.86	172	174	16,940	0.77	1.01	418	551
Baba Sulphide	170	1.10	0.91	6	5	1,430	1.06	9.65	43	43
Baba Total	6,440	0.86	0.86	178	179	18,370	0.78	1.01	461	594
Agi Dagi Total	7,800	0.86	1.69	217	425	34,780	0.93	4.20	1,043	4,697

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1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng., Exploration Manager – Canada / Turkey for the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux P. Eng .of Giroux Consultants Ltd.

The Deli Zone is open for expansion in all directions. Similarly, the Baba zone is open for expansion to the north-northwest. TCAM will be responsible for directing the exploration of these and other new target areas on the property for the next two years. Results were also obtained from results from metallurgical tests that indicate recoveries of up to 87% after 40 days of column leaching.

The 2006 drilling program on Kirazli commenced in May with a total of 3,460 metres drilled as of September 30, 2006, with 6 completed and 3 partially completed holes. During the first quarter of 2006, the Company received results from metallurgical testing which indicated that Kirazli oxide material is amenable to leaching with average recoveries of 85% after 40 days of column leaching. Total exploration and acquisition expenditures on Kirazli for the nine months ended September 30, 2006 were $765,194 including an allocation of stock-based compensation costs of $32,620 and the fair value of common shares issued to TCAM of $532,500.

The Company successfully completed a National Instrument 43-101 compliant resource estimate on the Kirazli Property in early 20062. Currently the Kirazli Project consists of a large resource area that has a minimum strike length of 1,000 metres. The grade, tonnage and classification of the resource estimate from Kirazli are as follows:

	Indicated					Inferred
	Tonnes	Au	Ag	Au oz	Ag oz	Tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Kirazli Oxide	2,730	1.69	16.18	148	1,420	4,790	1.04	18.92	160	2,914
Kirazli Sulphide	2,700	1.11	3.14	96	273	13,020	0.96	2.26	403	945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

The resource area on Kirazli is open for expansion to the north and south and at depth.

During the period, the Company incurred costs on the Biga Property totalling $425,729 including costs of staking additional claims of $206,657 and acquiring land by auction and an allocation of stock-based compensation of $21,726.

With the TCAM earn-back election on the Agi Dagi and Kirazli Properties, the Company has shifted its focus to the Biga Property which now consist of at least two separate target areas called Pirentepe and Halilaga which have now been explored with IP, magnetic surveys, geological mapping and soil sampling. Pirentepe and Halilaga each have their own budget of US$500,000 and US$525,000, respectively.

Drilling commenced on Pirentepe on September 20, 2006, with one drill rig working on the property. Drilling at Halilaga is expected to commence in the next few weeks. As at September 30, 2006, the Company has spent $217,438 on Pirentepe and $41,832 on Halilaga.

Mexico

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company may earn 100% interest in both of these projects by spending a combined total of US$2,000,000 over four years on exploration, to be divided between the two properties, with a minimum US$500,000 expenditure required on a property before earn-in on that property is complete. Minera will retain a back-in right to each project which must be exercised within 60 days of the Company expending US$2,000,000 on such project. Minera will

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2 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng., Exploration Manager – Canada / Turkey for the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux P. Eng., .of Giroux Consultants Ltd.

also retain a 1.5% - 2% net smelter royalty on each project, which will be extinguished if Minera earns back an interest on a project.

Minera's back-in right allows it to earn an initial 51% interest in each project individually by incurring twice the Company’s expenditures on such project over three years, with a firm first-year work commitment of 25% of the Company's expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

The Company has an exploration budget of US$850,000 in two phases for these properties in 2006, which includes a sampling program and a reverse circulation drill program totalling 4,500 metres.

Expenditures on Clara and San Pedro for the nine months ended September 30, 2006 totalled $843,935 primarily consisting of costs associated with a mapping and sampling program over the properties. Drilling on the Clara property commenced in July. The Company commenced a second drill program in Clara in late September 2006 which will consist of 10 holes for a total of 1,500 metres.

Wernecke properties

In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”) a subsidiary of Breakwater Resources Ltd. to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of the Yukon, Canada. The Company was required to complete $2,000,000 in expenditures on the property to earn an 80% interest in the claims and data set while Newmont and NVI retain a 2% net smelter royalty. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

For the nine months ended September 30, 2006, the Company spent $2,325,157 on the property which included costs of additional staking and detailed geological sampling and mapping, therefore completing the earn-in requirement. Rimfire will have 60 days upon receipt of all data under the 2006 program other than geophysical data, to decide whether they will contribute their share of the costs incurred to date in excess of $2,000,000 or suffer dilution.

Other properties

The Company completed a small sampling program on the Achook property, located in the Northwest Territories, Canada, at a cost of $49,219. The Company is currently evaluating these results.

Investment in Aurora Energy Resources Inc. – 49.0% (as at September 30, 2006)

Aurora, which owns the uranium assets in the Central Mineral Belt of Labrador previously held by Fronteer and Altius, completed its IPO financing on March 22, 2006, raising gross proceeds of $28,750,000 including exercise of an over-allotment option. The Company no longer controls Aurora and therefore accounts for its investment using the equity method.

In January 2006, it was announced that Aurora had completed a National Instrument 43-101 compliant resource estimate on the Michelin deposit (“Michelin”), the asset underpinning the uranium property in Labrador3. The grade, tonnage and classification of this new resource estimate are as follows:

_____________________________________________________________
3 Ian Cunningham-Dunlop, P.Eng., Vice President, Exploration for Aurora Energy Resources Inc., who is the designated Qualified Person for Aurora Energy Resources Inc. on this project. CIM definitions were followed for mineral resources. Mineral resources are estimated at a cut-off grade of 0.05% U3O8 and a minimum vein width of 2.0 metres. Density of mineralized rock is 2.83 t/m3. Tonnage and contained lbs. uranium numbers are rounded. Drill

•	342,000 tonnes at 0.113% U3 O8 (2.48 lbs. per tonne) for a Measured Resource of 851,000 pounds.
•	8,615,000 tonnes at 0.113% U3 O8 (2.48 lbs. per tonne) for an Indicated Resource of 21,374,000 pounds.

The new, deeper part of Michelin is currently defined by seven widely spaced holes that have extended the deposit to 700 metres in depth. Assay results from these widely spaced holes were incorporated into the resource estimate and have added an initial 13.4 million pounds of U3O8 at 31% higher grades than the overlying historical part of the deposit. The grade, tonnage and classification of this new resource are as follows:

•	4,116,000 tonnes at a grade of 0.148% U3O8 (3.25 lbs. per tonne) for an Inferred Resource of 13,360,000 pounds.

In May 2006, Aurora began its 40,000 metre drill program in Labrador and had completed a total of 37,435 metres by September 30, 2006. The 2006 program is to include drilling on seven distinct targets areas. As at September 30, 2006 the project had three diamond core drill rigs operating and two more were being mobilized to the Michelin deposit site. In addition, construction of the Michelin drill camp had begun and was completed in July 2006.

The 2006 exploration program is not expected to vary from the recommended program and is to include:

•	metallurgical testing of drill core rejects from the 2005 drilling campaign at SGS Lakefield Research in Lakefield, Ontario, Canada;
•	a 40,000 metre diamond drill program focusing on targets at Michelin, Michelin East, Rainbow, Jacque’s Lake, Otter Lake, White Bear Lake, Melody Hill and Post Hill;
•	an ongoing geological mapping & geochemical sampling program throughout the claim group;
•	a gravity survey at Melody Hill to identify the source of high grade boulders;
•	an environmental baseline survey and ongoing monitoring program; and
•	an updated resource estimate and economic study of the Michelin deposit by year-end with possible commencement of economic scoping study work.

Aurora is currently developing plans for a winter drill program and is applying for the necessary drill permits. In September 2006, Aurora filed a short form prospectus indicating proposed exploration expenditures of $20,000,000 for 2007, including 70,000 metres of drilling.

Real Estate Development Joint Venture

The Company continues to hold a 50% interest in its original real estate development joint venture. The Company holds its interest in the joint venture through a 50% interest in Berkley Homes (Pickering) Inc. The joint venture continues to have restricted cash on deposit of approximately $92,000 to cover potential warranty claims on its real estate development projects. The Company’s share of warranty repairs totalled $7,842 in the period.

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core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd., Ancaster, Ontario.

The mineral resource estimate was prepared by independent consultants Roscoe Postle & Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters.

	Sep 2006	Jun 2006	Mar 2006	Dec 2005
Income (Loss) before
discontinued
operations	$(585,003)	$(1,811,489)	$10,022,205	$(1,933,478)
Basic earnings (loss)
per share before
discontinued
operations	$(0.01)	$(0.03)	$0.20	$(0.04)
Diluted earnings (loss)
per share before
discontinued
operations	(0.01)	(0.03)	0.18	(0.04)
Net earnings (loss) for
the period	$(585,003)	$(1,811,489)	$10,014,363	$(1,916,744)
Basic earnings (loss)
per share for the period
	$(0.01)	$(0.03)	$0.20	$(0.04)
Diluted earnings (loss)
per share for the period	$(0.01)	$(0.03)	$0.18	$(0.04)

	Sep 2005	Jun 2005	Mar 2005	Dec 2004
Income (loss) before
discontinued
operations	$(1,808,660)	$(1,264,730)	$(289,075)	$(2,228,002)
Basic and diluted loss
per share before
discontinued
operations	$(0.04)	$(0.03)	$(0.01)	$(0.07)
Net income (loss) for
the period	$(1,833,989)	$(1,264,730)	$(289,075)	$(2,228,002)
Basic and diluted
income (loss) per share
for the period	$(0.04)	$(0.03)	$(0.01)	$(0.07)

For the three months ended September 30, 2006, the Company recognized a dilution gain of $603,033 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

For the three months ended June 30, 2006, the Company recognized a dilution gain of $1,763,527 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792. In the three months ended March 31, 2006, the Company realized a dilution gain of $11,898,243 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2% .

In the fourth quarter of 2005, a decision was made to write off the Company’s exploration properties in Chiapas totalling $943,216. In addition, the Board of Directors approved bonuses resulting in an increased wage and benefits expense totalling $285,417.

In the third quarter of 2005, a decision was made to write off exploration expenditures associated with the Company’s remaining exploration properties in the Northwest Territories and Ontario totalling $1,144,414.

In the second quarter of 2005, the Company wrote off exploration expenditures on the Dixie Lake Property totalling $224,708, realized additional stock-based compensation expenses of $483,979, incurred listing and filing fees with respect to the Company’s Amex listing of $50,001 and incurred start-up costs associated with the office opening in Ankara, Turkey totalling $18,100.

In the first quarter of 2005, the Company realized a $391,600 future income tax recovery arising on the recognition of previously unrecognized future income tax assets used to offset a future income tax liability realized on the renouncement of exploration expenditures on flow through shares issued in 2004.

The net loss for the fourth quarter of 2004 was attributable to an additional stock option expense of $1,517,980 for options granted in the fourth quarter as well as management’s reevaluation of the assumptions used in its option pricing model. The Company also completed the evaluation of its various mineral property costs, which resulted in a write-down of various exploration properties of $251,421.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company has the following contractual obligations at September 30, 2006:

Payments Due by Period

Contractual obligations	Total	Remainder of 2006	2007 - 2009	2010 - 2011	After 2011
Operating leases	$488,460	$31,305	$326,955	$130,200	Nil

The Company has no debt. The only long term lease commitments are the operating lease for the Company’s office premises and equipment. Cash flows required under these lease agreements total $31,305 for the remaining three months of 2006 and approximately $115,000 for fiscal 2007.

At September 30, 2006, the Company had cash on its balance sheet of $50,379,315 and working capital of $54,635,231 as compared to cash of $16,096,933 and working capital of $15,538,871 at December 31, 2005. The change in cash and working capital of $34,282,382 and $39,096,360 respectively is primarily due to the receipt of proceeds of $48,153,649 from the June 2006 prospectus financing and exercise of stock options and warrants, offset by exploration expenditures of $4,639,809 and cash used in operations of $1,975,872 during the period.

The Company does not anticipate any significant environmental liabilities during 2006.

CAPITAL RESOURCES

The Company has warrants and stock options outstanding that are currently in the money, which could potentially bring an additional $16,799,153 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements other than a commitment under the San Pedro and Clara mineral property option agreement as described above.

TRANSACTIONS WITH RELATED PARTIES

For the nine months ended September 30, 2006, the Company paid legal fees of $8,177 (2005 - $20,662) to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

In addition, the Company invoiced Aurora $968,203 during the nine months ended September 30, 2006 for its share of office costs, employee wages and benefits and costs of the IPO financing. At

September 30, 2006, the Company had a receivable from Aurora of $58,497 relating to these expenditures.

In April 2006, the company and Aurora signed a cost sharing agreement whereby the Company will charge common office costs and common employee benefit costs to the Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party.

DISCLOSURE CONTROLS AND PROCEDURES

During the quarter ended September 30, 2006, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

OTHER SUBSEQUENT EVENTS

On October 5, 2006, the Company purchased 956,938 common shares of Aurora at $10.45 per share for gross proceeds of $10,000,000 to Aurora in a private placement. Concurrently, Aurora completed a bought-deal financing whereby 1,722,500 common shares were issued at $10.45 each and 956,200 flow-through shares were issued at $12.55 per share for gross proceeds of $30,000,000. As a result of the private placement, bought-deal financing and stock option and warrant exercises in Aurora, the Company’s ownership of Aurora has decreased to 47.25% as at November 7, 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing - 12 -

the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the nine months ended September 30, 2006 other than how the Company accounts for its investment in Aurora. At December 31, 2005, the Company accounted for its investment in Aurora as a joint-venture and accordingly proportionately consolidated Aurora’s results. Due to the Company’s loss of control of Aurora through Aurora’s IPO financing and subsequent exercise of the over-allotment option, the Company’s interest in Aurora fell below 50%. Effective March 22, 2006, the Company accounts for its investment in Aurora through the equity method.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments

On January 27, 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified in various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium, or discounts and losses or impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, marketable security, accounts receivable and accounts payable. This new section will require the Company to determine how it will treat its investment in marketable security. The Company has not yet finalized this determination but will likely determine this investment to be an available for sale asset.

Hedge Accounting

Section 3865 provides alternative treatments to Handbook Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

Comprehensive Income

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with US GAAP. The Company currently has a marketable security investment that may give rise to comprehensive income.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued new accounting guideline ACG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. Further guidance was issued by the CICA in EIC 157 in October 2005, which deals with implied variable interests.

FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, marketable securities, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily related to input tax credits receivable and amounts due from Aurora and TCAM. The Company performs ongoing evaluation of its receivables from Aurora and TCAM to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At September 30, 2006, the fair values of cash, and trade and other receivables approximate their carrying values because of the short-term nature of these instruments. The fair value of the marketable security investment at September 30, 2006, was $4,701,522 compared to a cost of $4,019,817.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to November 7, 2006:

# of common shares
Balance, September 30, 2006	59,886,854
Shares issued on exercise of warrants	3,500
Shares issued on exercise of options	269,200
Shares issued for interest in exploration properties	-

Balance, November 7, 2006	60,159,554

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

The Risk factors that could affect the Company's future results include, but are not limited to:

Cumulative Unsuccessful Exploration Efforts By The Company Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in the Company having to cease operations.

The Company Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined, the Company Could Have to Cease Operations:

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If the Company does not ultimately find a body of ore, it could have to cease operations.

There is No Guarantee of Clear Title to Any of the Exploration properties in Which the Company Has an Interest:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to the Company. The Company currently does not have clear title to all of its properties in Turkey, Mexico and Yukon Territory as they are all held under option to purchase agreements.

Mineral Prices May Not Support Corporate Profit for The Company:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, the Company could have to cease operations.

The Company Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company’s inception as at September 30, 2006 is $3,119,242. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders.

The Company currently (as of November 7, 2006) has 3,832,633 share purchase options outstanding and 2,497,361 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 60,159,554 (as of November 7, 2006) to 66,489,548. This represents an increase of 10.5% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of The Company Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities, require permits from various governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in The Company Having to Cease Operations:

Exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure, or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and liabilities would reduce the funds available for exploration activities and could force The Company to cease operations.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect The Company’s Shareholders

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted.

Changes to Exploration Programs

The Company may make changes to planned programs at anytime. This could be done because of a number of factors including results obtained to date changes in regulations, changes in metal prices, identification of new more important targets and a number of other possible causes.

OUTLOOK

With TCAM now responsible for all of the expenditures on Agi Dagi and Kirazli, the Company is free to focus on the science of making additional discoveries on the Pirentepe and Halilaga projects located within the Biga Property in Turkey, on the new Clara and San Pedro silver-gold properties in Mexico and in the uranium, copper-gold opportunity in the Wernecke Mountains.

Aurora’s drill program, one of the largest exploration programs in Canada, commenced in May and is nearing completion. Aurora continues to have success and has built considerable value through drilling and discovery in 2006. In addition to the Michelin deposit and the newly emerging Jacques Lake deposit, Aurora’s uranium property offers numerous additional targets that will be tested during the year with anticipation that these may also add to the growing uranium resource in the district.

The Company continues to investigate other opportunities to acquire assets or make direct investments in projects that it feels have potential to develop into world class deposits. The Company has utilized its relationships in the industry, hired additional staff and contracted others, to help it identify and evaluate these opportunities. The Company’s bought deal financing provides the resources to pursue these additional opportunities more aggressively. We look forward to new and exciting projects being added to the Company’s collection of assets as the year progresses.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President	CFO, Corporate Secretary

November 7, 2006